Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

junheny@junhe.com

VIA EDGAR

July 19, 2023

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.1 to Draft Registration Statement on Form F-1

Submitted June 5, 2023

CIK No. 0001967822

Dear Mr. Nalbantian:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated June 15, 2023 (the “Comment Letter”) on the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 confidentially submitted on June 5, 2023 (the “Draft Registration Statement”). The Company confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or the requested effective date of the registration statement.

Concurrently with the submission of this letter, the Company is submitting via EDGAR the Registration Statement (the “Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Draft Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Draft Registration Statement.

PRC Related Regulations Related to this Offering, page 11

1.	We note your response to comments 8 and 14 and reissue in part. We acknowledge your new disclosure stating that according to “the legal advice” of JunHe LLP. Please clarify, if true, whether you have received an opinion of counsel from JunHe LLP. If you have not relied upon an opinion of counsel with respect to your conclusions, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement that the Company relied on the legal opinion of JunHe LLP.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Fang Liu, Partner, VCL Law LLP